UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Yushan Wan
Name:	Yushan Wan
Title:	Acting Chief Financial Officer

DATE:March 8, 2011

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED FOURTH QUARTER AND FISCAL YEAR 2010 RESULTS
NANJING, CHINA, March 8, 2011 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.
Highlights
•	Total revenue was RMB587.7 million (US$89.1 million) for the fourth quarter of 2010, which represented an increase of 7.6% from RMB546.5 million for the same period in 2009. For the full year of 2010, total revenue was RMB2,141.1 million (US$324.4 million), which represented an increase of 15.3% from RMB1,857.1 million for the full year of 2009.

•	Income from operations was RMB62.8 million (US$9.5 million) for the fourth quarter of 2010, compared to a loss of RMB25.8 million for the same period in 2009*. For the full year of 2010, operating income was RMB217.9 million (US$33.0 million), which represented an increase of 113.2% from RMB102.2 million for the same period in 2009.

•	Net income attributable to Simcere was RMB58.7 million (US$8.9 million) for the fourth quarter of 2010, compared to a loss of RMB75.4 million for the same period in 2009*. For the full year of 2010, net income was RMB172.4 million (US$26.1 million), which represented an increase of 552.4% from RMB26.4 million for the same period in 2009.

•	Gross margin for the fourth quarter of 2010 was 84.1%, compared to 83.6% for the same period in 2009. For the full year of 2010, gross margin was 84.0%, increasing from 82.7% for the full year of 2009.

*In fiscal year 2009 after the fourth quarter press release on March 16, 2010, the Company recognized a goodwill impairment charge of RMB76.4 million and an equity loss of RMB55.6 million associated with the acquisition of Jiangsu Yanshen. Accordingly, the unaudited financial data of the fourth quarter 2009 were adjusted in the financial statements for the year ended December 31, 2009 filed in the Form 20-F on June 30, 2010 to reflect the revised purchase price allocation in respect of the acquisition of Jiangsu Yanshen in 2009.
“During the fourth quarter, Simcere’s revenue and net income continued the stable growth trend of the previous three quarters, and we were especially encouraged by Endu’s sales performance,” said Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group. “Highlighting the success of Simcere’s R&D efforts, during the year, we filed four clinical trial applications with the SFDA.”
Mr. Ren added, “Looking ahead, we believe that China’s fast-developing pharmaceutical market combined with Simcere’s established and expanding national sales force and our growing product portfolio should help drive sustainable development in 2011 and beyond.”

2010 Fourth Quarter Financial Results
Total revenue for the fourth quarter of 2010 was RMB587.7 million (US$89.1 million), which represented an increase of 7.6% from RMB546.5 million for the same period in 2009. For the full year of 2010, total revenue was RMB2,141.1 million (US$324.4 million), which represented an increase of 15.3% from RMB1,857.1 million for the full year of 2009.
Revenue from edaravone injection products under the brand names Bicun and Yidasheng totaled RMB222.4 million (US$33.7 million) for the fourth quarter of 2010, which was 37.9% of the Company’s product revenue for the fourth quarter of 2010, an increase of 5.1% from RMB211.7 million for the same period in 2009. For the full year of 2010, revenue from Bicun and Yidasheng totaled RMB791.9 million (US$120.0 million), an increase of 6.2% from RMB745.4 million for the full year of 2009.
Revenue from Endu, the Company’s patented anti-cancer biotech product, amounted to RMB67.9 million (US$10.3 million) in the fourth quarter of 2010, which was 11.6% of the Company’s product revenue for the fourth quarter of 2010, an increase of 99.7% from RMB34.0 million for the same period in 2009. For the full year of 2010, revenue from Endu totaled RMB223.1 million (US$33.8 million), an increase of 79.6% from RMB124.2 million for the full year of 2009.
Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, amounted to RMB36.1 million (US$5.5 million) for the fourth quarter of 2010, which was 6.1% of the Company’s product revenue for the fourth quarter of 2010, an increase of 17.9% from RMB30.6 million for the same period in 2009. For the full year of 2010, revenue from Sinofuan totaled RMB151.8 million (US$23.0 million), an increase of 20.2% from RMB126.3 million for the full year of 2009.
Revenue from other branded generic products including Zailin and Yingtaiqing amounted to RMB255.4 million (US$38.7 million), which was 43.5% of the Company’s product revenue for the fourth quarter of 2010, an increase of 20.4% from RMB212.1 million for the same period in 2009. For the full year of 2010, revenue from other branded generic products totaled RMB896.3 million (US$135.8 million), which represented an increase of 13.3% from RMB791.0 million for the full year of 2009.
Gross margin for the fourth quarter of 2010 was 84.1%, increasing from 83.6% for the same period in 2009. For the full year of 2010, gross margin was 84.0%, increasing from 82.7% for the full year of 2009.
Research and development expenses for the fourth quarter of 2010 totaled RMB31.4 million (US$4.8 million), which represented a decrease of 37.3% from RMB50.1 million for the same period in 2009. This decrease was primarily due to a government research and innovation subsidy recognized in the fourth quarter of 2010 which offset part of the Company’s research and development expenses and several concentrated payments by the Company in the same period of 2009 for several research and development projects. As a percentage of total revenue, research and development expenses were 5.4% for the fourth quarter of 2010, compared to 9.2% for the same period in 2009. For the full year of 2010, research and development expenses totaled RMB125.7 million (US$19.1 million), compared to RMB133.0 million for the full year of 2009.
Sales, marketing and distribution expenses for the fourth quarter of 2010 were RMB330.6 million (US$50.1 million), which represented an increase of 10.2% from RMB299.9 million for the same period in 2009. As a percentage of total revenue, sales, marketing and distribution expenses were 56.3% for the fourth quarter of 2010, compared to 54.9% for the same period in 2009. This increase was primarily due to the expansion of our sales team and higher promotion expenses for new-to-market drugs. For the full year of 2010, sales, marketing and distribution expenses were RMB1,186.1 million (US$179.7 million), which represented an increase of 18.3% from RMB1,002.4 million for the full year of 2009.

General and administrative expenses were RMB69.6 million (US$10.5 million) for the fourth quarter of 2010, which represented an increase of 23.6% from RMB56.3 million for the same period in 2009. As a percentage of total revenue, general and administrative expenses increased to 11.8% for the fourth quarter of 2010 from 10.3% for the same period in 2009. For the full year of 2010, general and administrative expenses were RMB269.5 million (US$40.8 million), which represented an increase of 21.3% from RMB222.1 million for the full year of 2009.
Share-based compensation expense, which was allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the employee was assigned to perform, totaled RMB8.1 million (US$1.2 million) for the fourth quarter of 2010. Share-based compensation expenses for the fourth quarter of 2009 were RMB6.0 million. For the full year of 2010, share-based compensation expenses totaled RMB31.1million (US$4.7 million), which represented an increase of 31.3% from RMB23.7 million for the full year of 2009.
Income from operations was RMB62.8 million (US$9.5 million) for the fourth quarter of 2010, compared to a loss of RMB25.8 million for the same period in 2009. The loss in the fourth quarter of 2009 was due to the recognition of a goodwill impairment charge of RMB76.4 million arising from the acquisition of Jiangsu Yanshen, which was included in earnings for the year ended December 31, 2009. For the full year of 2010, operating income was RMB217.9 million (US$33.0 million), which represented an increase of 113.2% from RMB102.2 million for the full year of 2009.
Income tax benefit for the fourth quarter of 2010 was RMB6.8 million (US$1.0 million), compared to income tax expense of RMB8.1 million for the same period in 2009. The income tax benefit recognized in the fourth quarter of 2010 was primarily due to the recognition of the deferred tax assets on the tax losses noted by one of the Group’s PRC subsidiaries during 2010. For the full year of 2010, income tax expense was RMB10.6 million (US$1.6 million) compared to RMB16.9 million for the full year of 2009.
Net income attributable to Simcere was RMB58.7 million (US$8.9 million) for the fourth quarter of 2010, compared to a loss of RMB75.4 million for the same period in 2009. Net margin was 10.0% for the fourth quarter of 2010, compared to negative 13.8% for the fourth quarter of 2009. For the full year of 2010, net income was RMB172.4 million (US$26.1 million), which represented an increase of 552.4% from RMB26.4 million for the full year of 2009. Net margin for the full year of 2010 was 8.1% as compared to 1.4% for the full year of 2009.
Basic and diluted earnings per American Depository Share (“ADS”) for the fourth quarter of 2010 were RMB1.10 (US$0.17) and RMB1.06 (US$0.16) respectively. Basic and diluted earnings per ADS for the full year of 2010 were RMB3.18 (US$0.48) and RMB3.10 (US$0.47) respectively. One ADS represents two ordinary shares of the Company.
As of December 31, 2010, the Company had cash, cash equivalents and restricted cash of RMB278.7 million (US$42.2 million), compared to RMB458.1 million as of December 31, 2009.
Financial Statements
The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the financial statements and disclosures required by U.S. GAAP.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the fourth quarter and fiscal year 2010 on Tuesday, March 8 at 8 a.m. Eastern Time (Tuesday, March 8, at 9 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for fourth quarter and fiscal year 2010 and to answer questions.
To access the conference call, please dial:

United States toll-free:	1-866-831-5605
International:	1-617-213-8851
China Telecom:	10-800-130-0399 / 10-800-120-2655 / 10-800-152-1490
China Netcom:	10-800-852-1490 / 10-800-712-2655
China 400 (for mobile users):	400-881-1630 / 400-881-1629
Hong Kong;	852-3002-1672
Please ask to be connected to Q4 2010 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 56440566. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number:	1-888-286-8010
United States dial-in number:	1-617-801-6888
The passcode for replay participants is: 22405893. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (“Simcere”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.
Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Yehong Zhang	Kate Tellier
President	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666 ext 8811

In Beijing:	In Hong Kong:
Ruirui Jiang	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: 86-10-5960-8600	Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended December 31,			Year ended December 31,
	2009
	Adjusted*	2010	2010	2009	2010	2010
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	545,174	587,368	88,995	1,843,685	2,125,977	322,118
Other revenue	1,279	365	55	13,386	15,121	2,291

Total revenue	546,453	587,733	89,050	1,857,071	2,141,098	324,409
Cost of materials and production	(89,468)	(93,244)	(14,128)	(320,945)	(341,787)	(51,786)

Gross profit	456,985	494,489	74,922	1,536,126	1,799,311	272,623

Operating expenses:
Research and development	(50,129)	(31,448)	(4,765)	(132,981)	(125,737)	(19,051)
Sales, marketing and distribution	(299,890)	(330,608)	(50,092)	(1,002,419)	(1,186,144)	(179,719)
General and administrative	(56,339)	(69,617)	(10,548)	(222,118)	(269,512)	(40,835)
Impairment loss on goodwill	(76,398)	—	—	(76,398)	—	—

Income (loss) from operations	(25,771)	62,816	9,517	102,210	217,918	33,018

Interest income	1,458	1,010	153	8,861	4,214	638
Interest expense	(3,446)	(5,465)	(828)	(12,126)	(19,920)	(3,018)
Foreign currency exchange gains	32	1,877	284	382	5,511	835
Other income	1,880	136	21	2,971	2,286	346
Equity in losses of equity method affiliated companies	(56,532)	(3,479)	(527)	(56,532)	(14,716)	(2,230)

Earnings (loss) before income taxes	(82,379)	56,895	8,620	45,766	195,293	29,589

Income tax expense	(8,066)	6,834	1,035	(16,897)	(10,640)	(1,612)

Net Income (loss)	(90,445)	63,729	9,655	28,869	184,653	27,977

Less: Net (income) loss attributable to the noncontrolling interest	15,028	(5,033)	(763)	(2,441)	(12,242)	(1,855)

Net income (loss) attributable to Simcere	(75,417)	58,696	8,892	26,428	172,411	26,122

Earnings (loss) per share attributable to Simcere:
Basic	(0.68)	0.55	0.08	0.23	1.59	0.24

Diluted	(0.66)	0.53	0.08	0.23	1.55	0.23

Earnings (loss) per ADS attributable to Simcere:
Basic	(1.36)	1.10	0.17	0.46	3.18	0.48

Diluted	(1.33)	1.06	0.16	0.45	3.10	0.47

Weighted average number of common shares:
Basic	111,042,270	106,815,562	106,815,562	115,099,258	108,321,562	108,321,562
Diluted	113,458,171	110,266,193	110,266,193	116,604,919	111,357,796	111,357,796

*In fiscal year 2009 after the fourth quarter press release on March 16, 2010, the Company recognized a goodwill impairment charge of RMB76.4 million and an equity loss of RMB55.6 million associated with the acquisition of Jiangsu Yanshen. Accordingly, the unaudited financial data of the fourth quarter 2009 were adjusted in the financial statements for the year ended December 31, 2009 filed in the Form 20-F on June 30, 2010 to reflect the revised purchase price allocation in respect of the acquisition of Jiangsu Yanshen in 2009.

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	USD
Assets
Current assets
Cash, cash equivalents and restricted cash	458,145	278,716	42,230
Accounts and bills receivable, net	704,321	884,738	134,052
Inventories	106,655	89,732	13,596
Other current assets	102,743	135,301	20,500

Total current assets	1,371,864	1,388,487	210,378
Property, plant and equipment, net	758,246	866,262	131,251
Land use rights	146,158	142,910	21,653
Goodwill and intangible assets, net	695,267	658,139	99,718
Investments in and advance to affiliated companies	121,865	121,220	18,366
Other assets	44,502	41,234	6,248

Total assets	3,137,902	3,218,252	487,614

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term debts	76,000	360,000	54,545
Accounts payable	41,439	49,638	7,521
Bills payable	110,810	—	—
Other payables and accrued liabilities	464,616	596,208	90,335

Total current liabilities	692,865	1,005,846	152,401
Long-term debts, excluding current portion	122,685	19,306	2,925
Deferred tax liabilities	93,108	68,811	10,426
Other liabilities	21,561	22,593	3,423

Total liabilities	930,219	1,116,556	169,175
Redeemable noncontrolling interest	—	47,453	7,190
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,716	8,422	1,276
Additional paid-in capital	1,170,687	890,950	134,992
Accumulated other comprehensive loss	(43,886)	(31,972)	(4,844)
Retained earnings	846,707	1,011,272	153,223

Total equity attributable to Simcere	1,982,224	1,878,672	284,647
Noncontrolling interest	225,459	175,571	26,602

Total shareholders’ equity	2,207,683	2,054,243	311,249
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	3,137,902	3,218,252	487,614

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.600 on December 31, 2010 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.